January 4, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis, Branch Chief

Re:	Denbury Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 1-12935
Dear Ms. Davis:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below is the Company’s supplemental submission following our October 17th phone conversation regarding our response on September 20, 2007 to comment 2 in your letter dated September 6, 2007, and our response on July 20, 2007 to comment 4 in your letter dated June 28, 2007. The primary subject matter of these questions relates to the expensing of costs associated with the injection of carbon dioxide (“CO2”) used in our tertiary operations at the time of injection and prior to the recognition of proved tertiary oil reserves.
     It is our understanding from our phone conversation with you on October 17, 2007, that you would like for us to further explain why we believe expensing of CO2 injection costs associated with our tertiary production activities is appropriate under Rule 4-10(c) of Regulation S-X, and to specifically address the possible treatment of these costs as exploration costs. In our response dated July 20, 2007 we addressed our consideration of whether these CO2 injection costs should be treated as production costs or as development costs, but did not include a detailed discussion on the potential treatment of these costs as exploration costs. From our discussions with you over the last several months we have not ascertained the SEC’s preferred treatment for costs of injected materials associated with tertiary production activities, but we believe your comments suggest a preference to capitalize all related costs as an exploration cost, until such time that proved reserves may be recognized. Our discussion to follow will provide our consideration of the classification of our tertiary injection costs as they relate to the classification of costs discussed in Rule 4-10(c).
Rule 4-10(c)
     As stated in Rule 4-10(c)(2), “costs to be capitalized” under the full cost method of accounting are “All costs associated with property acquisition, exploration, and development activities (as defined in paragraph (a) of this section) shall be capitalized within the appropriate cost center. Any internal costs that are capitalized shall be limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken by the reporting entity for its own account, and shall not include any costs related to production, general corporate overhead, or similar activities.”

Securities and Exchange Commission
January 4, 2008

Exploration Costs
     Rule 4-10(a)(15) of Regulation S-X defines “exploration costs” as follows:
“Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:
(i) Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or G&G costs.
(ii) Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.
(iii) Dry hole contributions and bottom hole contributions.
(iv) Costs of drilling and equipping exploratory wells.
(v) Costs of drilling exploratory-type stratigraphic test wells.”
Rule 4-10(a)(10) defines an “exploratory well” as “a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Generally, an exploratory well is one that is not a development well, a service well, or a stratigraphic test well.”
     In considering the definitions above, we do not believe that our tertiary production activities qualify as an exploration cost based principally on the fact that our operations are conducted in reservoirs that already have proved producing reserves, or have had historically, and therefore are not “new reservoirs” or “extensions of known reservoirs.” To explain further, our tertiary production activities:
•	are conducted in reservoirs that have already produced millions of barrels of oil and in most cases are still producing oil,

•	do not involve drilling wells in unproved areas, as many of the wells utilized in our operations already exist and have already produced significant quantities of oil,

•	do not include wells drilled to find new reservoirs or to extend the aerial extent of a known reservoir, and

•	follow all other producing stages in reservoirs long since discovered, mapped and identified.
See also our discussion of Soso Field, one of our more recent tertiary floods, near the end of this letter to provide you with more information regarding our tertiary operations.

Securities and Exchange Commission
January 4, 2008

     Further, if you attempt to categorize the cost of CO2 injection under the above exploratory definition, it is clearly not G&G costs, not delay rental or other land costs, not a dry hole contribution and clearly not related to the cost of drilling exploratory wells. Therefore, in addition to the fact that our tertiary operations are conducted in fields that are not newly discovered reservoirs, the cost of CO2 and to inject it simply does not match any of the descriptions of the subcategories of exploration costs.
     As we will further explain, we believe the category of cost in Rule 4-10(c) that best matches the costs associated with the injection of CO2 is the definition of production costs.
     We acknowledge that proved reserves associated with tertiary production activities may not be recorded until there has been a production response to the injected CO2, or the booking of reserves is based on analogy, as required by the existing SEC rules. We see these SEC reserve rules as merely an effort to control the timing of when proved tertiary recovery reserves can be recognized and to keep such proved reserves at a high level of probability and certainty, not an indicator that tertiary operations are exploration activities. We do not believe that the SEC’s reserve engineers would classify tertiary operations as an exploratory activity as that would be inconsistent with all other geological and engineering theory. As you may know, reserve estimators typically assign an estimate of the total oil reserves believed to be in place at, or shortly after, the initial discovery. How then could the recovery of a larger percentage of those initial reserves in place be a new reservoir or an extension of an existing reservoir?
     We see other accounting literature, such as FAS 69, to be consistent with our interpretation of Regulation S-X and consistent with how reserve engineers view improved recovery activities, as they classify improved recovery reserves as “revisions of prior estimates,” not new reserves from exploration efforts (i.e. extensions or discoveries). Paragraph 11(b) of FAS 69 states “changes in reserve estimates resulting from application of improved recovery techniques shall be shown separately, if significant. If not significant, such changes shall be included in revisions of previous estimates.” The fact that improved recovery is associated with a reserve revision assumes that there are reserves already present and therefore such improved recovery activities could not be exploration costs. Paragraph 11 of FAS 69 further defines reserves added through exploration activities as an extension or discovery. The following is paragraph 11 of FAS 69:
     “11. Changes in the net quantities of an enterprise’s proved reserves of oil and of gas during the year shall be disclosed. Changes resulting from each of the following shall be shown separately with appropriate explanation of significant changes:
a.  Revisions of previous estimates. Revisions represent changes in previous estimates of proved reserves, either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors.
b.  Improved recovery. Changes in reserve estimates resulting from application of improved recovery techniques shall be shown separately, if significant. If not significant, such changes shall be included in revisions of previous estimates.
c.  Purchases of minerals in place.
d.  Extensions and discoveries. Additions to proved reserves that result from (1) extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery and (2) discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields.
e.  Production.
f.  Sales of minerals in place.”

Securities and Exchange Commission
January 4, 2008

     In summary, we do not believe the cost of tertiary injectants fits within the definition of exploratory costs in Regulation S-X, and are confident that most reserve estimators would not consider tertiary operations to be an exploratory activity, as FAS 69 further makes a distinction between discoveries from exploration activities and improved recovery reserve revisions. As such, we have historically not classified any costs associated with our tertiary production activities as exploration costs, nor do we believe that such a classification would be appropriate.
Development Costs
     Rule 4-10(a)(16) of Regulation S-X defines “development costs” as follows:
“Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:
(i) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.
(ii) Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.
(iii) Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.
(iv) Provide improved recovery systems.”
Rule 4-10(a)(11) defines a “development well” as “a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.”
Rule 4-10(a)(12) defines a “service well” as “a well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, observation, or injection for in-situ combustion.”
     Based on the definitions above, we have capitalized as development costs all of our drilling of new production wells and service wells used for injection purposes, and the costs associated with re-entering and sidetracking wells used in the improved recovery system. We have also capitalized our facility costs and other infrastructure items required as part of the improved recovery system as development costs and we deplete these costs in our full cost pool once the reserves are recorded. These types of costs appropriately reflect costs that have the characteristic of a “one-time” capital expenditure and clearly match the definition of a “development cost” and even more importantly, clearly fit within the definitional subcategory of “improved recovery systems.” However, while the development cost definition clearly matches the cost incurred on improved recovery facilities, it does not speak to the actual injected material used in the improved recovery process. Instead, we believe that the definition of production costs does directly speak to the cost of injecting material as further discussed below.

Securities and Exchange Commission
January 4, 2008

Production Costs
     Rule 4-10(a)(17) of Regulation S-X defines “production costs” as follows:
“(i) Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:
(A) Costs of labor to operate the wells and related equipment and facilities.
(B) Repairs and maintenance.
(C) Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.
(D) Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.
(E) Severance taxes.
(ii) Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.”
     Rule 4-10(c)(5) of Regulation S-X defines “production costs” as
“All costs relating to production activities, including workover costs incurred solely to maintain or increase levels of production from an existing completion interval, shall be charged to expense as incurred.”
     We believe that our cost to inject CO2 into the reservoir and carry out the production operations of our tertiary activities falls most appropriately under “production costs,” because the injection of new CO2 and the re-injection of recycled CO2 is a continuous process throughout the tertiary recovery stage of the reservoir and is required to achieve ongoing and increased production from the existing reservoir. If we were to discontinue the injection of new CO2 into the reservoir at any point, our production in that reservoir would likely drop very quickly. So, how or why would one distinguish between the initial pressurization of the reservoir and the ongoing pressurization of the reservoir? The process is the same, the reason for injecting CO2 is the same, and without it, there is no oil production (or it will rapidly decline). Therefore, we believe that the cost of injecting CO2 clearly fits within the SEC definition of production costs, as injection costs precisely match the concept of “cost incurred solely to maintain or increase levels of production from an existing completion interval.” CO2 injection costs further fit other descriptions of production cost, as they also could be considered as “costs incurred to operate and maintain wells” or “materials, supplies and fuel consumed.” We are not aware of any literature that

Securities and Exchange Commission
January 4, 2008

would suggest that we capitalize what would otherwise be considered ongoing production costs, just because proved reserves have not been recognized or because such costs relate to initial pressurization of a reservoir versus the ongoing pressurization of that same reservoir.
     The injection of CO2 allows us to produce additional oil from a reservoir that cannot be recovered or produced through primary and secondary recovery efforts. We design and implement our tertiary operations to allow us to maximize our production from a particular reservoir. While the recording of proved reserves is an important event, it is not the object of our injection of CO2, even while initially pressurizing the reservoir: the object is to increase production from existing reservoirs through the application of tertiary methods. The recognition of proved tertiary reserves may occur before or after production increases from tertiary activities, depending on the particular facts of the tertiary operations in each reservoir. We know that additional tertiary proved reserves will be credited at some point when we produce the oil, and it is this production (and associated revenue) that is key to our business. In nearly all of our reservoirs, there is existing production before tertiary operations begin and depending on the reservoir we may or may not continue production as we begin to inject CO2. In some cases, the reservoir has been abandoned and there is no existing production; however, that does not mean that the reservoir is not capable of producing oil, but only that it may not be economic to do so at that point in time. When we begin our tertiary flood, we often deliberately delay the initial tertiary production response because of economic or reservoir management decisions (i.e. to allow the oil and CO2 to become miscible). This further supports our concept that injecting CO2 is a production cost as its primary purpose is to increase existing production (or production that would exist if we choose to do so) and the delay between initial injections and future tertiary oil production is, for the most part, a decision by us to maximize the performance of the reservoir and our economic returns for the overall project.
     You specifically asked us in our phone conversation to show how our accounting treatment fits within the SEC definitions, and based on the above narrative, in our opinion, production cost is by far the best fit.
Timing of Crediting Incremental Reserves
     We recognize that one of your concerns appears to be the expensing of CO2 injection costs prior to booking any incremental reserves. As stated in previous correspondence, historically this was not a significant concern for us, as many of our earlier projects had existing pilot projects or were analogous to successful CO2 projects and therefore were considered proven even before we began to inject CO2. Even though our more recent tertiary operations have been in reservoirs that did not have any tertiary proved reserves prior to the commencement of CO2 injection, the time between first injection of CO2 and the first production response is relatively short, generally between six to twelve months, an insignificant period of time considering that our tertiary projects will generally produce for 20 to 30 years. That being said, we understand that some companies might prefer an alternative accounting approach, especially if they are operating in areas that require several years of injection and incurring of significant costs prior to any production response, as we understand is more common in the tertiary operations in West Texas, as an example.
Interpretive Accounting Literature
     As stated in our prior correspondence and discussions, we believe there are different treatments that may be applied to the cost of injected CO2 and other tertiary injectants, depending on a company’s particular circumstances. In fact, we have identified several different treatments through discussions with other companies and our review of public disclosures, and have read prior SEC comment letters that would appear to support this conclusion. As stated in our previous correspondence, the only source of

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January 4, 2008

accounting literature that provides any considerable discussion on this topic, which we used in determining our accounting treatment, is contained in Petroleum Accounting Principles, Procedures & Issues, 5th Edition (and the recently printed 6th Edition). This accounting literature discusses in detail the possible alternative treatments of costs of injected materials. When we previously discussed this resource with you and its content, you noted that it was not GAAP, which we understand, along with the fact that it is an often-used interpretation of GAAP, and has been cited by others in responses to the SEC. We have also identified at least one letter in which the SEC appeared to acknowledge that there are different acceptable methods for treating injection costs which would seem to further support this accounting resource. In a comment letter from the SEC to Pengrowth Energy Trust, dated May 8, 2006, the SEC asked the following question:
“Injectant Costs, page 88
3. We note your disclosure here as well as on page 63 of your 2005 Annual Report, where you describe that you amortize the cost of injectants purchased from third parties over a 24 to 30 month period. Please explain to us how you determined this to be the appropriate accounting treatment, including why you believe that (1) expensing the cost as incurred; (2) recognizing the expense concurrent with related revenue, if that can be identified; or (3) capitalizing the cost to the full cost pool and amortizing it on the basis of units produced would not be a more appropriate accounting method.”
     It would appear to us that this form of question would suggest that there is alternative accounting treatments acceptable to the SEC as suggested in the literature referenced above.
     The following is the guidance from pages 365-366, Petroleum Accounting Principles, Procedures & Issues, 5th Edition, under caption “GAS ACQUIRED FROM OTHER SOURCES (EXTRANEOUS GAS),” which discusses gas and products injected in a secondary and tertiary recovery system. The literature discusses three general ways to account for the cost of injected gas and products as follows:
•	“Expense as incurred,

•	Capitalize as cost of wells and development, or

•	Capitalize as a deferred charge to be credited as the injected gas is reproduced.”
The literature goes on to say:
     “If the injectant costs are recurring over the property’s productive life and are not recoverable, they may simply be expensed as incurred. Reproduction and sale would be recorded as current revenue (or perhaps as a reduction of production expense).” .... “Still other companies may treat the cost of reinjected gas or products as a deferred charge (without amortization) until the material is recovered. The deferred charge account represents, in effect, an inventory account. It appears to be generally agreed that if gas or product purchases are to be treated as deferred charges, the amount recorded as an asset should represent only the recoverable value of the gas or products, and the difference between the purchase price and amount recoverable should be charged to pressure maintenance expense of the injected reservoir at the time of injection.”
     Although our engineering estimates indicate that we may recover and extract up to 50% of the CO2 remaining in a reservoir at the end of the flood (which may continue for 20 to 30 years), we estimate the cost to produce the recovered CO2 and transport it to another field will exceed the cost of the original CO2. This situation is most likely different than most of our peers, because it is our understanding that their cost of CO2 is at least three to five times higher than ours. This also means that their cost to reinject

Securities and Exchange Commission
January 4, 2008

produced CO2 (as the operation matures we reinject all produced CO2 as well as continuing to add new or additional CO2) is likely less than cost of injecting new or initial CO2, which is just the opposite in our case. It would seem that alternative accounting treatments are allowed so that companies can determine the appropriate alternatives for their specific circumstances. In addition to the incremental cost of recovering the injected CO2, we are likely to use other sources of CO2 in the future, such as anthropogenic sources. Further, because the recycled CO2 has too many impurities, we cannot sell recovered CO2 as commercial CO2. For these reasons, we believe the market value for any future resale of the CO2 is too uncertain for us to be comfortable recording it as an asset, or inventory.
     Additionally, pages 778-779, under the caption “ACCOUNTING PROBLEMS RELATED TO ENHANCED RECOVERY” state that “Costs incurred to install enhanced recovery facilities, including the cost to drill injection wells, are properly capitalized as wells and related equipment and facilities and are amortized as the related reserves are produced.” In relation to materials injected into the reservoir, it revisits the three methods discussed above and concludes by saying that “another approach is to treat the cost of the recoverable material in the same way as that of the non-recoverable material.”
Example Timeline of a Recent Tertiary Field Operation
     We thought that it may enhance your understanding of our operations and potentially facilitate future discussions if we provided information regarding the life cycle of one of our more recent tertiary production projects, Soso Field.
•	Soso Field was discovered in 1953 by Gulf Refining Company.

•	By 1956, 84 wells were drilled and the field was unitized into two different intervals.

•	Production from the field peaked in 1959 at an average rate of 12,250 barrels of oil per day.

•	There are five major reservoirs in the field between 11,000 feet and 15,000 feet.

•	These five reservoirs are estimated to have estimated original oil in place of 135 million barrels (an estimate that has have been materially unchanged for many years) and cumulative production from these reservoirs is approximately 42 million barrels.

•	Even back in the mid 1980’s, Chevron recognized the enhanced oil recovery potential and performed special studies on the crude oil from the aforementioned reservoirs to determine the feasibility of CO2 flooding. All tests were positive.

•	Denbury purchased the field in September 2002. A CO2 study was initiated in May 2003.

•	We began well work in one reservoir in 2005.

•	CO2 injection began at a minimal rate into one reservoir in April 2006, increased gradually throughout the year, and was expanded into another reservoir in September 2006. The first oil production from tertiary operations began in March 2007 and has increased to approximately 1,800 barrels of oil per day. We expect tertiary oil production from this field to further increase in the future.

•	Prior to CO2 injection, Soso Field was still producing between 250-350 barrels of oil per day, with a minor amount of production and proved reserves associated with wells producing from the two reservoirs we initially flooded. We ceased production from those wells in 2007, subsequent to production response to our CO2 injection, as it was no longer beneficial to our CO2 flood. We plan to initiate CO2 injection in another reservoir in 2008, which is currently under waterflood. None of the other five reservoirs have been waterflooded.

•	Our initial proved tertiary oil reserves were recorded in the second quarter of 2007 after adequate production to support these reserves was demonstrated. Reserves are re-evaluated at the end of each quarter for potential additions based on the continued response.

Securities and Exchange Commission
January 4, 2008

     We trust that the chronology of the significant events at Soso Field listed above will help show that tertiary operations are clearly not exploratory activities, but rather a method to increase the amount of oil produced from the already discovered and existing oil reservoirs.
Conclusions
     In conclusion, we believe that our treatment of these costs is an acceptable method chosen based on our review of the relevant literature and the particular facts and circumstances of our tertiary production activities. We inject CO2 to increase and maintain the production from an existing completion interval that has already produced significant amounts of oil, and this process of injecting CO2 is a continuous process throughout the tertiary recovery stage of the reservoir. This injection of CO2 allows us to produce additional oil from an existing reservoir that cannot be recovered or produced through primary or secondary recovery efforts, or put another way, we use CO2 to increase the percent of oil that can be recovered from existing reservoirs, not to discover or add reserves in a previously undiscovered reservoir.
     We further believe that the costs incurred between the initial injections of CO2 and the first oil production response is best reflected as a production cost because we are trying to “produce oil.” As discussed in detail above, we believe that our conclusion clearly fits within the applicable SEC and FAS 69 definitions. We are not aware of any literature that would suggest that we capitalize what would otherwise be considered ongoing production costs, just because proved reserves have not been recognized. We acknowledge that there are varied treatments in practice for these types of costs, and the SEC comment letter referenced earlier in this letter appears to suggest that the SEC allows for such alternative accounting treatments.
     We believe that our treatment of these costs is the most appropriate accounting method for our particular facts and circumstances, is the most conservative treatment, and most accurately matches our situation. To reiterate, (i) because the cost of our CO2 is generally significantly less expensive than that used by most other registrants, we most likely will not reuse or recycle the injected CO2; however, even if we do, it will cost more to recycle than the initial cost to inject it and therefore it has no current value, and (ii) our production response time to CO2 injections is generally shorter than the response time for others engaged in tertiary recovery operations in other areas such as West Texas.
     As we have previously suggested, we would welcome the opportunity to meet with both the reservoir engineering and financial accounting Staff of the Commission if it would be determinative to discuss the technical operational and accounting aspects related of these operations. We believe that we have properly considered and applied the rules promulgated under Regulation S-X, as well as other accounting literature on the subject. We look forward to your reply.
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     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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January 4, 2008

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark Allen
Mark Allen
Vice President and Chief Accounting Officer
cc: Mr. Kevin Stertzel